Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call EVENT DATE/TIME: JULY 29, 2019 / 12:30PM GMT OVERVIEW: On 07/29/19, Co. announced that MYL and Upjohn, a Pfizer division, will combine to create a new co. through Reverse Morris Trust transaction that is expected to be tax free for Pfizer shareholders. MYL reported 2Q19 total revenues of $2.85b, GAAP net loss of $169m and GAAP loss per share of $0.33. Expects 2019 total revenues to be $11.5-12.5b and adjusted EPS to be $3.80-4.80. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call CORPORATE PARTICIPANTS Albert Bourla Pfizer Inc. - CEO & Director Frank A. D’Amelio Pfizer Inc. - CFO & EVP of Global Supply & Business Operations Heather Bresch Mylan N.V. - CEO & Executive Director Kenneth S. Parks Mylan N.V. - CFO Melissa Trombetta Mylan N.V. - Head of Global IR Michael Goettler Pfizer Inc. - Group President of Upjohn Rajiv Malik Mylan N.V. - President & Executive Director Robert J. Coury Mylan N.V. - Chairman of The Board CONFERENCE CALL PARTICIPANTS Aaron Gal Sanford C. Bernstein & Co., LLC., Research Division - Senior Research Analyst Akash Tewari Wolfe Research, LLC - Director of Equity Research & Senior Research Analyst Christopher Thomas Schott JP Morgan Chase & Co, Research Division - Senior Analyst David Reed Risinger Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst Elliot Henry Wilbur Raymond James & Associates, Inc., Research Division - Senior Research Analyst Gary Jay Nachman BMO Capital Markets Equity Research - Analyst Gregory B. Gilbert SunTrust Robinson Humphrey, Inc., Research Division - Analyst Navin Cyriac Jacob UBS Investment Bank, Research Division - Equity Research Analyst of Specialty Pharmaceuticals and Large Cap Pharmaceutic Umer Raffat Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research PRESENTATION Operator Good day, everyone, and welcome to the analyst and investor call to discuss the proposed combination of Mylan and Upjohn, a Pfizer division. Today’s call is being recorded. (Operator Instructions) At this time, I would like to turn the call over to Ms. Melissa Trombetta, Head of Global Investor Relations at Mylan. Please go ahead. [GRAPHIC APPEARS HERE] Melissa Trombetta - Mylan N.V. - Head of Global IR Good morning, everyone, and thank you for joining us for this special conference call to discuss Mylan’s combination with Pfizer’s Upjohn business to create a new champion for global health, uniquely positioned to fulfill the world’s evolving medicine need. In addition, we will provide brief comments on Mylan’s second quarter 2019 earnings results. As a note, Pfizer will be holding a separate call to discuss its second quarter earnings at 10:30 a.m. today. Joining me for today’s call are Mylan’s Chairman, Robert J. Coury; Chief Executive Officer, Heather Bresch; President, Rajiv Malik; and Chief Financial Officer, Ken Parks; along with Pfizer’s Chief Executive Officer, Albert Bourla; Pfizer’s Chief Financial Officer, Frank D’Amelio; and Upjohn’s Group President, Michael Goettler. Also joining for the Q&A portion of the call is Pfizer’s Chief Business Officer, John Young; and Upjohn’s Senior Vice President of Finance and Business Operations, Sanjeev Narula. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call During today’s call, we will be making forward-looking statements on a number of matters, including the proposed combination of Mylan and Upjohn and any anticipated benefits of the business combination or future performance of the combined business as well as Mylan’s financial guidance for 2019. These forward-looking statements are subject to risks and uncertainties that could cause future results or events to differ materially from today’s projections. Please refer to the joint press release and investor presentation about the proposed business combination filed with the SEC by both Mylan and Pfizer earlier today as well as the earnings release and supplemental earnings slides Mylan furnished to the SEC on Form 8-K earlier today for a fuller explanation of those risks and uncertainties and the limits applicable to forward-looking statements. All of this information is also available on Mylan’s website at investor.mylan.com, and the joint release and investor presentation are also available at Pfizer’s website at www.pfizer.com. Mylan and Pfizer routinely post information that may be important to investors on their respective websites and use these website addresses as a means of disclosing material information to the public in a broad non-exclusionary manner for purposes of the SEC regulation Fair Disclosure. Let me also remind you that the information discussed during this call, except for the participant questions, is the property of the companies and cannot be recorded or rebroadcast without their express written permission. An archived copy of today’s call will be available on the companies’ respective websites. With that, I’d like to turn the call over to Robert. Robert J. Coury - Mylan N.V. - Chairman of The Board Thank you, Melissa. And good morning, everyone, and thank you for joining us today. I would first like to welcome the Mylan employees around the globe. As always, the entire Board of Directors truly appreciates all that you do for Mylan and for the patients who we rely on, on our products. I would also like to say a special note to those Upjohn employees who are listening to the call today. I offer you a sincere welcome to the new combined company, and I greatly look forward to working with you. I next would like to welcome Dr. Albert Bourla, the CEO of Pfizer. Over the past several months since the first call that I received from Albert, he and I have forged a strong and close working relationship, which I believe has been indispensable in helping our 2 companies to reach an agreement on this transformational combination. I have truly enjoyed working with Albert and so many others in the Pfizer organization during this process. Over the past year and a half, I have spent a lot of time speaking with our shareholders. I have listened carefully to their comments and input. We have covered many topics, and this announcement today is responsive to many of those discussions. Across the board, for patients, shareholders and other stakeholders and the company overall, this transaction is truly transformational. With that said, combination of the 2 companies does not represent a transformation of Mylan’s stand-alone strategy but rather a transformation of Mylan itself. The new company combines the unique assets of Mylan with the iconic assets of Pfizer’s Upjohn business will not only accelerate our mission to serve the world’s changing health needs, but it will also further unlock the true value of our platform while delivering attractive returns to shareholders for many years to come. Importantly, the combined organization will have a presence across nearly every continent and major market, establishing a new leadership position in Asia and offering products capable of treating all major therapeutic areas. This combination will also further accelerate Mylan’s long-standing strategy to create the operational scale and commercial capabilities necessary to provide the world’s more than 7 billion people access to medicine and Upjohn’s strategy to relieve the burden of noncommunicable diseases with quality and trusted medicines for every patient around the world. As important, this combination will enhance the strength of our balance sheet by scaling and increasing our existing robust cash flows, which are expected to provide the new company with the financial flexibility to support and accelerate our deleveraging efforts and our expected initiation of a meaningful dividend the first full quarter after the transaction closes. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call We also see a potential for share repurchases once our long-term leverage target of 2.5x is achieved, which we currently project to occur by the end of 2021. This powerful new profile will not only combine the best of Mylan’s and Pfizer’s cultures to position the new company for sustained success and long-term value creation, but we also believe that all stakeholders will benefit, including the talented workforces in our 2 organizations. In the context of completing the final piece of our long-term strategic plan, we are also now announcing today that we will be returning the company back to the United States to be domiciled as a Delaware corporation and that our corporate governance will be aligned with applicable Delaware standards. In addition, although the Mylan name may remain in use in certain geographies, the combined company will be renamed and rebranded in conjunction with the expected closing. We will also be changing our business model. On an ongoing forward basis, we will be much more focused on total shareholder return, including on how we think about capital allocation. For example, after the closing of the transaction, we intend to institute a dividend of at least 25% of our free cash flows, which we anticipate to be increasing over time. What hasn’t changed in the business model is our continued commitment to an investment-grade profile. [Our strong commitment to] (added by company after the call) maintaining this investment-grade profile has only been strengthened by this transaction. Before turning the call over to Albert, I would like to note that this announcement today represents the culmination of the strategic review that the Mylan Board initiated in August 2018 to explore opportunities that would further unlock the true value of the company and its platform. On behalf of my fellow directors, I thank the Strategic Committee Review Committee members for their extensive work and analysis on a wide range of potential opportunities to unlock value. We truly believe that this compelling combination best positions the company to unlock value for all shareholders. Now with that, I will now turn the call over to Albert. Albert Bourla - Pfizer Inc. - CEO & Director Thank you, Robert. What an exciting day for our companies. From Pfizer’s perspective, we see this as a great opportunity to create value for both patients and shareholders. Upjohn is a great business. It’s home to 20 of the industry’s most iconic brands, including Lipitor, Lyrica and Viagra, with a focus on relieving the burden of noncommunicable diseases for patients around the world. It brings world-class commercial manufacturing and medical expertise with operations in more than 65 countries. It has more than 11,000 colleagues, most of which are in Asia, and a strong presence in China and other emerging markets. We have put some of our best people and significant resources into it. And now we have found a great home for it, one that will enable it to fully realize its potential. By combining these 2 businesses, we are creating a new company with significantly more potential than either business has in its current structure. On behalf of Pfizer’s shareholders, we have done a lot of due diligence and analysis of Mylan, and we came away convinced it is the right partner for Upjohn. Mylan has built their pipeline to diversify the business and is well positioned for future growth. We also see the timing as attractive. Upjohn has been stood up and is operating as a mostly autonomous company within Pfizer, and we believe Mylan’s equity has been significantly undervalued due to several factors that we expect this combination will address. This combination creates a stronger company by combining the best aspects of Pfizer’s and Mylan’s DNA and bringing Mylan growth products to Pfizer’s growth geographies. And for Pfizer’s shareholders, through the 57% equity ownership of the new company, they will be able to participate in value-creation drivers that were not previously available to either company. For example, the expected deal synergies, the new corporate structure, governance and leadership team and the initiation of a dividend. So we view this as the right opportunity at the right time with anticipated broad-based benefits to patients and shareholders. I would like to thank Heather for her vision and leadership in recognizing the value-creation potential of this proposed transaction. As Robert mentioned, we’re also 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call introducing Michael Goettler as the incoming CEO of the new company. I have worked closely with Michael for many years, and I have been impressed not only by his strong track record of delivering results but also by his deep commitment to patients. He has consistently executed highly patient-focused strategies that have enabled Pfizer to advance our impact on patient health. Add to this, his strong leadership skills, his broad knowledge of the industry and his extensive experience working in international markets, and I firmly believe that he is the perfect choice to lead this new company. And I’m very pleased that Robert agrees. Lastly, we have laid out some broad financial metrics on how to think about Pfizer following the completion of this transaction. Frank will provide more context at the end of this call. We can also discuss this further during the Pfizer earnings call a little later this morning. So now I will turn it back to Robert. Robert J. Coury - Mylan N.V. - Chairman of The Board Thanks again, Albert. And regarding the new management structure, as Albert mentioned, our news today also comes with Heather Bresch’s decision to announce her intention to retire from Mylan after 27 years of distinguished service and extraordinary leadership upon the closing of this transaction. Heather has left a strong and permanent mark to the benefit of our company, patients and shareholders in so many ways, including through her leadership and execution of our efforts to create a more sustainable Mylan. Heather’s leadership has truly helped to further the position of the company for this very important milestone, and her presence and impact will not only be missed by our Board of Directors but by all our 35,000-strong workforce across the globe. We wish her great success in her future endeavors, and I also refer you to our website where we have posted a message from our Mylan Board of Directors commenting on Heather’s announcement. It is with great pleasure that I take the opportunity to welcome Michael Goettler, a seasoned and talented pharma executive, as the future CEO of this new company. I have spent high-quality time with Michael during the diligence phase, and I have observed firsthand his strong leadership skills and deep knowledge of the pharma industry. Michael will also be bringing along with him a strong and talented leadership team and workforce, several of whom I’ve already had the pleasure to meet. I am also extremely pleased that Rajiv Malik, Mylan’s President, will continue to serve in the role of President for this new company. Rajiv also has played a very critical role in building and the execution of our one-of-a-kind and very complex global platform. His strong leadership is truly respected by all of our employees all over the world, and we know that he will continue to make a positive impact throughout the entire global organization both prior to and after closing. I have no doubt that Rajiv will serve as a strong and complementary partner to Michael and that his continued leadership will also inspire the new company’s global team after the closing of this transaction. Lastly, we announced that Ken Parks, our CFO, has agreed to depart from Mylan upon the close of this transaction. Ken’s service to Mylan over the last 3 years could not have come at a better time, especially given where Mylan was in its business life cycle. We have truly benefited from his leadership and service to Mylan, which has provided significant value to our company. The management team and the Board of Directors look forward to continuing to work with Ken over the coming months as we move towards the closing of this transaction. And with that said, we will commence a new CFO search, and the CFO will be agreed jointly by Mylan and Pfizer. I look forward to answering your questions, and I will now turn the call over to Heather. Heather Bresch - Mylan N.V. - CEO & Executive Director Thank you, Robert. The opportunity to represent Mylan and most especially our thousands of passionate and committed employees around the globe has been one of the greatest joys and honors of my life. After much reflection and nearly 28 years of service, I believe that this historic milestone in Mylan’s amazing journey is also the right time for me to retire from the company and pursue a new chapter of my own, one that will continue to be focused on serving people, patients and public health. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call I began my career at Mylan in January of 1992 as a data entry clerk, and after 20 years and nearly 15 roles became Mylan’s CEO in 2012. I have had the privilege of growing with Mylan from a $100 million revenue company with 300 employees to a global organization that upon close of this transaction will have 45,000 employees and nearly $20 billion in revenue. Upon becoming CEO, we embarked on an initiative called Healthcare 2020, which was focused on building long-term sustainability into Mylan and exploring opportunities to further differentiate the company for success in 2020 and beyond. Nearly 8 years later, I’m proud to say that today’s announcement, which truly creates a new champion for global health, represents the culmination of the goals I set for myself and the company to provide the world’s 7 billion people with access to medicine. I’m grateful to Mylan’s Chairman, Robert J. Coury, and to our entire Board for their strong support throughout my career. I am confident that Michael will continue the noble work that our combined organizations have always sought to achieve, better health for a better world. Thank you. Robert J. Coury - Mylan N.V. - Chairman of The Board Once again, thank you, Heather. I’ll now turn the call over to Michael. Michael Goettler - Pfizer Inc. - Group President of Upjohn Thank you, Robert, and good morning, everyone. And thanks also to Albert for the introduction and kind words. I would also like to welcome both the Mylan and the Upjohn employees who may be listening to this call. We have a truly exciting future ahead of us. I’d also like to thank Heather. I know that I have big shoes to fill following your 27-year legacy at Mylan, and I’m honored to be leading the new combined company into an exciting future for patients, shareholders and for our colleagues. The new company is being formed through a Reverse Morris Trust transaction that is expected to be tax-free for Pfizer shareholders. It requires approval by Mylan shareholders but not the Pfizer shareholders, and we expect to close in mid-2020. And upon completion, Pfizer shareholders will own 57% of the combined company, Mylan shareholders will own 43% of the company. Importantly, the combined company will have lower gross debt levels than Mylan stand-alone, and we expect solid investment-grade debt ratings. We seek positive feedback from Moody’s, S&P and Fitch. And we expect the agencies to provide rating guidance to the market in short order. We anticipate approximately $24.5 billion of total debt, including $12 billion of gross debt from Upjohn, for which debt proceeds will be retained by Pfizer. The new company and the new management is strongly committed to shareholder-friendly capital allocation, and we expect to be starting to pay a dividend that is greater or equal to 25% of free cash flow from the first full quarter post closing. As Robert already mentioned, Mylan will redomicile to the United States, and the combined company will be incorporated in Delaware. It will be run by a best-in-class management team with strong executive talent from both companies, a strong Board of Directors with 8 Mylan appointees, 3 Pfizer appointees in addition to the Executive Chair and the CEO. The combined Board will fully declassify by 2023. And finally, the new company will be operating through 3 global centers in Pittsburgh, Pennsylvania; Shanghai, China, which is Upjohn’s current global headquarter; and Hyderabad, India. We believe today’s announcement is exciting news for patients and that this transaction creates a one-of-a-kind new champion for global health. Patients that rely on our medicines will benefit from our combined strength. And with more than 80 billion doses of medicines delivered annually by the combined company, we believe that few companies can match the impact that we can have on global health. And that is a responsibility that we take very seriously. Our portfolio across all therapeutic areas can provide access to medicines to all 7 billion people of the world’s population. In short, this new entity will be able to provide more medicines to more patients in ways that benefit all stakeholders, patients, health care professionals, payers, governments and health systems. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call And finally, we believe the new champion for global health deserves a new name. And we will announce that name at closing. In China and select emerging markets, we plan to continue to use the Upjohn brand. Let me say a few words about the strong strategic logic for this combination. Mylan has a diverse portfolio across all therapeutic areas, including generics, complex specialty brands, biosimilars and strong respiratory technology. Upjohn brings trusted iconic brands like Lipitor, Lyrica and Viagra and strong commercial, global commercial and medical capabilities. Together, we’ll have an enhanced global scale and reach that few companies can match. This allows us to participate in growth opportunities where we see them, for example, in growth markets like China and other emerging markets. But our scale also positions us well to absorb volatility in individual markets while delivering on our commitments to shareholders. By combining Upjohn’s iconic brands with Mylan’s rich portfolio across all therapeutic areas, we have a diverse, a differentiated and a sustainable portfolio of product and pipeline assets. And by combining Mylan’s manufacturing platform and sustainable pipeline engine with Upjohn’s commercial capabilities, the new company has a powerful combination of capabilities and will have a corresponding world-class management team representing the best of the best of both companies. The strong and sustainable cash flow of the new company enables us to deliver strong return of capital through financial discipline and best-in-class corporate governance and a new management team that will be relentlessly focused on delivering shareholder value. Next, let me walk you through what we believe to be a very compelling financial profile, and let me start with a pro forma outlook for 2020. The combined company has a strong revenue outlook in the range of $19 billion to $20 billion, with the potential to modestly grow over time. This takes into account the U.S. Lyrica loss of exclusivity that occurred in July of this year and expected headwinds in China for 2020 from QCE and volume-based procurement regulations. 2020 pro forma EBITDA ranges from $7.5 billion to $8 billion including phased synergies. The EBITDA-to-revenue ratio is approximately 40%, and we expect that 40% ratio to be sustainable over time and see opportunities for further improvements. A strong and sustainable cash flow is an important characteristic of the new company, and we expect to have at least $4 billion free cash flow per year. By 2023, we plan to deliver $1 billion in cost synergies, and we’ll focus on operational rigor to get the most out of every dollar earned. And we’re strongly committed to strengthening our balance sheet with a gross leverage target of less or equal to 2.5x EBITDA to be achieved by the end of 2021. We’re confident to be able to pay a dividend of greater or equal to 25% of free cash flow starting from the first full quarter post closing and to sustain this dividend or grow this dividend over time. In summary, we’re committed to a solid investment-grade profile, delivering shareholder-friendly capital returns and still have sufficient strategic flexibility to run and improve our business. Next, let me show you why we think that this is a different and new kind of company. We believe that the combined company is unique and does not have a clear peer set among other pharma companies. Traditionally, pharma companies fall into 1 of 2 groups. They’re either large-cap research-based pharma companies or biotechs or spec pharma and generic. Large pharma has attractive EBITDA margins, consistently pays dividends and has low leverage. However, it must contend with patent expiry and high research risk. On the other side, spec pharma and generics have typically lower EBITDA margins, often do not pay dividends and are highly leveraged. They do not have patent risk, but they often do not have the global footprint and are therefore exposed to volatility in individual markets, especially in the U.S. Combining Mylan with Upjohn gives us a unique opportunity to create something entirely different, a pharma company with a truly unique financial profile that does not correlate to any of the pharma industry peers. So now that I’ve told you what we’re not, let me tell you what the combined company will be. It is a company that has a balanced geographic presence, that can absorb volatility in individual markets but is also well positioned to participate in opportunities in all growth markets while at the same time able to maintain healthy and durable EBITDA margin of 40%, including phased synergies. With an attractive dividend yield and 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call enhanced and sustainable cash flow we’ll also maintain a solid investment-grade debt profile and a strong balance sheet. As we follow our performance over the next quarter and years, I’m sure you will see in our numbers how we’re creating value for our shareholders is completely different from either company’s old neighborhoods of spec pharma and generics or large company pharma peers. It’s a truly unique combination. Next, we’d like to provide you with a few more details on each of our combination highlights. Let me start with our regionally balanced and global enhanced global revenue footprint. As you see, Mylan is concentrated mostly in North America and Europe. Upjohn has a high concentration in Asia Pacific. Together, this gives the combined company a unique and balanced portfolio to participate in the world’s developed and in the growth markets. Roughly 55% of the combined revenue will come from North America and Europe, 45% with Asia and emerging markets. And altogether, this geographic profile will enable the combined company to absorb and mitigate volatility, but more importantly, capture opportunities in any part of the world. Looking at our revenue mix by product type, the combination also gives us a more balanced and differentiated portfolio. I want to particularly highlight that in the new company, only about 1/3 of the revenue will come from generics, only 15% of the combined company revenue will be from the U.S. generic market. Keep in mind that the generic portfolio from legacy Mylan is strongly and rapidly shifting towards more complex and hard-to-make generics, which further solidifies these segments. And importantly, 2/3 of the new revenue coming through the pipeline will be from prescription brands, over-the-counter medicines and biosimilars. This is truly a sustainable, diverse and differentiated profile. Now we bring it all together, look at both geographies and brands, you may notice on this chart that the Mylan portfolio is different in different geographies as indicated by a few brand examples in this chart. And now that we have a true global commercial footprint, this allows us to capitalize on a unique opportunity to cross-pollinate between countries. Subject to local registration requirements, we can bring the Mylan growth brands to any of the Upjohn growth markets wherever we see opportunity and wherever we see the patient needs. And now I’ll hand it over to Rajiv Malik, who will dive a little bit deeper on our compelling pipeline, that will be the foundation of our future growth, as well as provide a glimpse into the differentiating capabilities that we bring bear. Rajiv? Rajiv Malik - Mylan N.V. - President & Executive Director Thanks, Michael. Moving on to discuss the unique scientific commercial and operations capabilities of the newly created company, I would like to first highlight the power of the pipeline engine that will sustain our ability to generate results and drive future growth. As a result of the significant scientific investments that Mylan has made over the last decade, coupled with our dedication to enhance patient access to needed medicines across multiple therapeutic areas, Mylan has created an R&D platform that’s like no other. Time and time again, we have demonstrated the strength of our scientific capabilities and our ability to manage and execute our new products across several key product technologies. Some recent notable achievements include glatiramer acetate injection; Estradiol cream; Fulphila, our biosimilar to Neulasta; Ogivri, our biosimilar to Herceptin; along with additions to our respiratory offerings, including Wixela and YUPELRI. As you would expect, we’ll continue on a path to diversify away from more commoditized oral solid doses. Our more than 630 products in our pipeline are focused towards more complex generics, global key brands and include many biosimilars, all of which are aligned with the evolution of the global pharmaceutical industry and will help ensure long-term durability of our portfolio. Due to our best-in-class R&D capabilities and the opportunity to commercialize our products in more geographies, we expect to generate $3 billion in new product launches revenue by 2023. You can also expect that as we combine our strong scientific and regulatory workforces and approximately 3,000 commercialized molecules with our global talent of close to 15,000 commercial colleagues, we will have a tremendous opportunity to cross-pollinate our combined extensive commercial reach and leading positions to expand in key growth markets. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call Another aspect that will differentiate this combination is its unique complementary global manufacturing and supply chain network. Our global supply chain and manufacturing capabilities will contribute to the competitiveness and sustainability of the new company. With a total of 51 manufacturing sites, including 11 API sites, 8 sites dedicated to complex dosage forms and 7 focused on sterile injectable products, the new company will be well positioned to serve its global customer base. This global supply chain will be complemented by strategically important local manufacturing capabilities in countries such as Turkey and Nigeria, where a local manufacturing footprint is needed to ensure favorable market access, reimbursement. This manufacturing footprint is further strengthened by our relationship with our strategic supply partners. With that, let me now turn it over to Ken to discuss the financial profile of the new company in more detail. Kenneth S. Parks - Mylan N.V. - CFO Thanks, Rajiv. As you’ve heard earlier from Michael, our pro forma 2020 outlook for revenue is between $19 billion and $20 billion. You can see we expect $12 billion to $12.5 billion of revenue to come from the Mylan business and $7.5 billion to $8 billion to come from Upjohn. While we’re not yet going to get into specific drivers of the financial outlook, it’s important to note that we factored in the timing of Lyrica’s U.S. loss of exclusivity and volume-based procurement impacts in China. From an EBITDA perspective, we expect 2020 pro forma adjusted EBITDA to be in the range of $7.5 billion to $8 billion, including the expected cost synergies generated from operational efficiencies. As mentioned earlier, we’re expecting to generate cost synergies of at least $1 billion annually, which should be realized ratably over 4 years. The majority of these synergies are largely across SG&A, with some efficiencies being realized in COGS. We’ve also identified opportunities for savings in R&D, but we intend to reinvest these savings to drive our business in China and other selected key markets. I thought it was important to provide you with additional commentary to help you think about the truly unique financial profile of this new company in the near term as well as in the future as we realize the long-term benefits of bringing Mylan and Upjohn together. In the near term, we anticipate total revenues to grow modestly as organic volume growth will partially offset expected pricing pressure. Longer term, as you heard from Rajiv, we’re expecting $3 billion of new product launch revenue, which will drive moderate growth. At the onset, we expect EBITDA margins to be approximately 40%, with potential for expansion over time as a result of the realization of the $1 billion of cost synergies, along with the moderate top line growth flowing through to EBITDA. As you heard Robert and Michael discuss earlier, we’re laser-focused on lowering our gross leverage to 2.5x by the end of 2021 and sustaining leverage at that level for the longer term. In the near term, we’ll be focused on deploying our significant cash flows to debt repayment, including scheduled maturities in both 2020 and 2021. In addition, we intend to initiate a dividend equal or greater to 25% of free cash flow beginning the first full quarter after close. Once our targeted leverage ratio is sustained, we’ll potentially consider share repurchases and dividend increases over time. With that, I’ll pass it back over to Robert. Robert J. Coury - Mylan N.V. - Chairman of The Board Thank you, Albert, Heather, Michael, Rajiv and Ken. I trust by now you can all see the powerful rationale and value creation for this combination and how this can truly transform Mylan. And before I turn the call over to Melissa and Ken to discuss our second quarter results, I would also like to thank once again all of our shareholders and other stakeholders for your continued confidence and commitment. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call This will now conclude the deal portion of our call. Melissa? Melissa Trombetta - Mylan N.V. - Head of Global IR Mylan will now discuss its second quarter results. First, I will discuss certain of our results on a U.S. GAAP basis, and then I will turn the call over to Ken. For the quarter, segment profitability grew 22% for North America, decreased 18% for Europe and decreased 2% for Rest of World. R&D costs decreased 29% and SG&A increased 7% in the quarter. For the quarter, we reported a net loss of $169 million and a loss per share of $0.33. Net cash provided by operating activities for the 3 months ended June 30 was $669 million, an increase of $239 million compared to the prior year. In addition, we will be referring to certain actual and projected financial metrics for Mylan on an adjusted basis, which are non-GAAP financial measures. We’ll refer to these measures as adjusted and present them in order to supplement your understanding and assessment of our financial performance. Non-GAAP measures should not be considered a substitute for or superior to financial measures calculated in accordance with GAAP. For the most directly comparable GAAP measures as well as the reconciliations of the non-GAAP measures to those GAAP measures are available in our second quarter earnings release or supplemental earnings slides as well as on our website. Mylan is not providing forward-looking guidance for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures. Please see the appendix in our earnings materials posted on our website this morning. With that, I’d like to turn the call back over to Ken. Kenneth S. Parks - Mylan N.V. - CFO Good morning, everyone. I’ll take a few minutes to provide a quick overview of our financial results for the second quarter. Total revenues of $2.85 billion were 2% higher than the prior year. Excluding the negative impact of foreign exchange, total revenues grew 5%, with all segments contributing to the year-over-year growth. The increase was primarily driven by new product sales of approximately $340 million, with the majority of these sales coming from Fulphila and Wixela in our North American segment. This growth helped to offset the decreases in net sales from existing products as a result of lower volumes, and to a lesser extent, pricing, which has continued to stabilize in line with our expectations. Moving to segment profitability. Excluding approximately $94 million in 2019 and $87 million in 2018 relating to the Morgantown restructuring and remediation program, North America grew 19%, which reflects contributions from new product sales, partially offset primarily by impacts from lower volumes on existing products. Europe was down 3%, excluding $37 million of expenses related to the impact of the termination of the contract and certain inventory write-offs in the quarter. Rest of World was down 2% versus the prior year. Both Europe and Rest of World declines reflect expected incremental investments in selling and marketing versus 2018 as well as unfavorable impacts from foreign exchange. Adjusted R&D costs were down 17% compared to 2018 for the second quarter due to reprioritization of global programs and timing of program spend. For 2019, we remain committed to investing approximately 5% of total revenues in R&D to fund the long-term health of our business. During the quarter, total adjusted SG&A increased 13% compared to the second quarter of 2018, reflecting incremental investments in selling and marketing, offset by benefits from ongoing integration activities. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call For the remainder of 2019, we’ll continue to make our investments as efficiently as possible, monitoring and managing such costs to support our top line expectations. For the quarter, we reported adjusted net earnings of $533 million and adjusted EPS of $1.03. The year-over-year decline reflects the necessary incremental investments in selling and marketing activities already discussed. Adjusted free cash flow for the quarter was $724 million, an increase of $63 million compared to the prior year. We expect strong cash flow in the second half of the year, more heavily weighted to Q4, driven by the results of targeted initiatives to drive working capital velocity improvements. At the end of Q2 2019, we reduced our debt to adjusted EBITDA leverage ratio to 3.9x, which was favorable to our expectations and in compliance with our covenant requirements. As previously communicated, our capital deployment priority is focused on deleveraging throughout the year. We repaid approximately $550 million in scheduled maturities during the second quarter and continue to expect to repay at least $1.1 billion of debt by the end of 2019. We remain fully committed to our deleveraging strategy and to our investment-grade credit rating. Finally, as you saw in those materials, we are reaffirming our full year 2019 guidance for total revenues of $11.5 billion to $12.5 billion. In addition, we expect full year adjusted EPS to be in the range of $3.80 to $4.80 and adjusted free cash flow in the range of $1.9 billion to $2.3 billion. With that, I’ll now turn the call over to Frank. Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations Good day, everyone. We are also providing some preliminary financial metrics regarding our view of Pfizer, following closing of this transaction with Mylan. Starting with revenue. At this point, we see an initial 2020 annual base of approximately $40 billion and growing from that. We expect our 5-year revenue CAGR will be stronger, high end of mid-single-digit, given Upjohn was diluting the growth. We also expect growth will start earlier, immediately post closing, sometime in 2020 as the Lyrica LOE impact follows Upjohn. We believe the growth will be more sustainable as the revenue base will be smaller, and we expect to continue leveraging this top line growth to our bottom line. Our SI&A ratio is currently in the middle of the big pharma peer group. With the divestiture of PCH and Upjohn, we expect we will run a bit higher, but we’ll remain in line with higher-growth peers. Currently, SI&A as a percentage of revenue is 26% based on today’s updated financial guidance, and Pfizer Remain Co. is projected to be 1 to 2 percentage points higher in terms of SI&A as a percentage of revenue. This would be generally in line with the higher-growth pharma peers, but we expect our sales to grow faster than expenses. And as result, this ratio will improve over time. And as always, we will take steps to improve our SI&A, particularly with indirect expenses. Our R&D expense, which as a percentage of revenue is among the lowest in the industry, now will increase. We expect this will be in line or below peers with similar projected growth profiles. We are very excited with our pipeline and believe this continues to be a capital-allocation priority area. With regards to operating margins, we have been operating in the high 30s to 40%, which is what we printed this quarter. However, since from an ongoing operational perspective, in addition to our current ViiV JV, we will also be recognizing contributions from the Consumer JV and Array royalties in our Other Income line. We would suggest looking at our income before taxes margin as a more appropriate metric. We see our IBT margin moving from the low 40s currently to the mid-30s percentage after closing and then improving over time. In terms of operating cash flow, Upjohn removes about 1/4 of our current cash flow, so we would expect to generate between $11 billion to $12 billion in the first full year following close. Running the numbers, if we start with that, then deduct approximately $7 billion for dividends and $2 billion for CapEx, that leaves us with approximately $2 billion to $3 billion in the year following close. This still allows for some opportunistic share repurchases as well as bolt-on business development projects. Of course, we expect our business to grow and accordingly increase cash flow over time. In addition, we expect we will continue to have a very strong balance sheet, solid credit rating and continued access to Tier 1 commercial paper. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. 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JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call And in terms of the dividend, we expect that following closing, the combined dividend income paid to Pfizer shareholders based upon continued ownership of both Pfizer and the resulting 57% equity ownership at NewCo will equate to Pfizer’s and now just prior to closing. While Pfizer’s future dividend payment remains a decision of our Board, we envision that Pfizer’s dividend will still increase annually, although this is likely to be at a rate below our recent $0.08 per share, given the new financial profile at the company and a tilt towards more investment and supporting continued top line growth. And NewCo’s future dividend payment will be a decision of the NewCo board. With that, I’ll turn it back to Melissa to start the Q&A. Melissa Trombetta - Mylan N.V. - Head of Global IR Thank you, Frank. Operator, you can now open the call for Q&A. QUESTIONS AND ANSWERS Operator (Operator Instructions) Your first question comes from Chris Schott from JPMorgan. Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst I guess I’ll slip in 2 here. Maybe first on Upjohn. Can we get a little bit more color on the margin profile as we bridge through from the kind of 1Q or first half 2019 results we saw to that $3.8 billion to $4.1 billion EBITDA forecast for next year? And specifically, how much of that is just Lyrica going away versus other components of the business? My second question was just a bigger-picture question on the NewCo. I think you highlight this is a business without clean comps. We’re just going through a cycle where Mylan has obviously traded at a pretty depressed multiple. I guess as you think about this newly created company as a stand-alone entity with a lot of moving pieces globally, what gives you confidence that investors will be able to become comfortable with this profile and you can get a more appropriate valuation for this larger company? Robert J. Coury - Mylan N.V. - Chairman of The Board Thanks, Chris. Michael, why don’t you take the first one? Michael Goettler - Pfizer Inc. - Group President of Upjohn Chris, good morning, and thank you for the question. Let me help a little bit on the Upjohn side. I understand we’ve only been reporting Upjohn for 2 quarters, so there maybe not enough knowledge out there. Very roughly, let me try to bridge revenue and EBITDA for you. So if you look at our first half year published results for revenue, they kind of project that out for the year, including the fact that we no longer have Lyrica on patent protection for the second half of the year, you would expect Upjohn this year to come in around $10 billion or so, a little bit more than $10 billion in revenue. In the first half, we’re still at $1.7 billion of revenue for Lyrica in the U.S., and you will see that disappear. And you take a bit of a haircut with China headwinds from the volume-based procurement. That gets you to the $7.5 billion and $8 billion revenue range that we guided to. On EBITDA, Pfizer doesn’t report EBITDA. We do report IBT. So what you see in the first half is about $3.8 billion in IBT. Take out about $1.5 billion of that for the first half Lyrica. That gets to the $2.3 billion. If you annualize that, that gets you to $4.6 billion. And then you have to take a haircut on that to account for depreciation and amortization and again 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call for China headwinds, and that should get you to the $3.8 billion to $4.1 billion range that we forecasted. So that’s question one. And maybe question 2 -- Robert? Robert J. Coury - Mylan N.V. - Chairman of The Board So Chris, thanks for the question. Chris, this is literally 180-degree honestly new profile from where we were prior to this announcement. As I mentioned many, many times to shareholders, we really never left the country predominantly for tax. It was a lot about governance, so that we can build without interference what we were now able to complete with this transaction. Because of the completion, it makes absolute sense. I’ve listened very, very carefully to shareholders, very carefully to everything. If you think about everything that shareholders have been talking to me about, this transaction checks every single box that they have discussed with me. I think, as a result, as I mentioned, you’re going to see the business model of Mylan is going to change dramatically. We are going to go from a manufacturing operational excellence to a pure commercial excellence with the strong support of the manufacturing and operations. We’ve now completed our global geographical diversification infrastructure. We have an extraordinarily strong existing platform in Asia Pacific. I believe that a new shareholder base is going to come into Mylan because this is all about a free cash flow story now. This -- our entire strategy going forward when it comes to shareholders is a complete TSR platform -- total shareholder return. We’re going to begin by demonstrating our confidence by commencing that dividend on the full first quarter. We’re talking a minimum of 25% of our free cash flow, and we believe we’ve not only looked at this business -- and as all of you know, in 2016, after Meda, I said we had everything internal except -- to compete in the markets around the world, except China. So now that we’ve got in China rock-solid down, I can only tell you that we’ve fully incorporated everything that’s going on in China. We’ve done a tremendous amount of work in China. So I would say this is going to be a completely different business model than maybe what our shareholders have been accustomed to, and I think you’ll see that as it rolls out. Operator Your next question comes from David Risinger from Morgan Stanley. David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst I have 2 questions, please. First, could you just talk a little bit more about leadership of the new company? So Robert, you will be Executive Chairman, as you have in the past. But obviously, Executive Chairman roles are different than the traditional Chairman-only role for U.S. companies. So could you talk about your role as Executive Chairman for the NewCo? And in addition, what type of individual you’re planning to appoint as CFO? What do you have in mind there? I didn’t see an announcement of a CFO for the NewCo. And then second. I was hoping to get more color on the China pressures. So obviously, China is under pressure, but I was hoping for more specifics with respect to what happened for Pfizer in the second quarter of 2019. Obviously, the 4 plus 7 cuts occurred in late March, and Pfizer was well aware when Pfizer hosted the 1Q call at the end of April with respect to the pressures in China. So shouldn’t really be any surprise, obviously, what occurred in the second quarter, but just like some more color on that. And then how much you expect the Upjohn China business to decline in 2020? Robert J. Coury - Mylan N.V. - Chairman of The Board Thanks, David, and thank you for the question. I’ll take the first one, and then Albert and Michael can take the China one, and then I may say a couple comments after they have a chance to speak. David, as you know, as probably everyone of our shareholders know, I have never been the traditional in any capacity that I’ve served. And this Executive Chairman role, it is a real active role, quite frankly. I will continue to do the 4 things that I’ve always have done for the company. One is absolutely lead the strategic direction of the company. I certainly intend on leading that with Michael. Two, major, major M&A. I think that it’s critical. We’ve been extraordinarily successful with our ability to integrate and execute. Three, I would say that talent management. I would say that the -- especially the named executive officers, and then there’s a certain group of people 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call around the globe that I stay fairly close with. And then last, obviously, dealing with shareholders, again in conjunction with Michael and Rajiv. Because Rajiv, quite frankly, there hasn’t been a transaction I have done that Rajiv has not been right by my side. So I would say that the combination between Rajiv, Heather and myself -- I mean that was a lethal combination. I have to tell you that we’ve been moving in this direction. This is not new. This Pfizer discipline that they have is such a welcome discipline -- a natural welcome discipline because of what we’ve completed. And because of the transformation of the company going from the manufacturing operational excellence to even a enhanced commercial excellence, we have some very powerful existing commercial infrastructure and some fantastic commercial leaders out there, and they have done a fantastic job. This is about enhancing every aspect of our organization, starting with the Board of Directors, starting with management, starting all the way down the line. So I really think that Michael, when you get to know him, you’re going to see that he has a very powerful, complementary background, where in conjunction between what I do is, as Albert said, his laser-focus of delivering performance. His partnership with Rajiv -- those 2 again I think are going to be lethal. And then lastly for the CFO, in order to complement this management team, Albert and I are going to work together. And Frank, I’m going to -- Frank is going to help out on this as well. We want to get somebody that’s an existing public company CFO with quite a bit of experience, experience with the Street because we think that, that last piece would just round out this team. And we -- that’s the direction that we’re going to be going. And I hope that satisfies the answers to -- you’re looking for. Albert? Albert Bourla - Pfizer Inc. - CEO & Director Yes. And let me ask Frank to comment for us on the bigger picture about Pfizer and what it means for the second half and then maybe you can chime in with more details on China, Michael. Frank? Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations Sure. So David, let me run the numbers on China, give a little color commentary on the rest of the year, and then I’ll comment quickly on 2020. So overall, China for the quarter for Pfizer, we were up 2%, so I want to make sure. Pfizer overall for China for the quarter up 2%. If you look at the release, Upjohn was down 20%. Our Innovative business was up 26%. So when you put those 2 together, roughly 2%. If you take the PBG business, peel the onion a little bit, it’s up 6% for the quarter, emerging markets were up 12%, and then I mentioned China was up 26%. The reason I peel the onion there is emerging markets and China are obviously key components of the growth of our PBG business. Obviously, there’s other components, but those are key components as well. Now going forward for the rest of the year, we think for PBG, for the Innovative business, we continue to see opportunities in China. In terms of Upjohn, here is the numbers, minus 20% for the quarter, plus 13% year-to-date. We think for the full year, it will be low to mid-single-digit growth for Upjohn in China. And as for 2020, we’ve incorporated we believe the impacts are going to be into the numbers that we provided today. Albert Bourla - Pfizer Inc. - CEO & Director And of course, these numbers are already incorporated in our guidance that we feel very confident this year and full year. And any additional color, Michael, for the China business for Upjohn? Michael Goettler - Pfizer Inc. - Group President of Upjohn Yes, I think maybe -- David, thanks for the question. Maybe 2 things. One is I just want to underline what Robert said on leadership where Robert, Rajiv and I are totally committed to build the best of the best leadership teams here. This is no longer Mylan. This is no longer Upjohn. This is not Pfizer. This is truly a new company, and we’ve put the right team together for the skill set that the new company needs with the best of the best talent from both sides and if necessary even looking externally. And Robert, Rajiv and I have worked a lot together through the due diligence phase. And I’d say it feels very naturally to work together. We’ve formed friendships, and it’s going to be, I think, a very powerful leadership team. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call On China, before I go into the details of the number, let me just first say that China, for the new company, is a very large opportunity. It’s a huge market, 1.4 billion people, huge unmet medical need. It’s already the second-largest pharmaceutical market. We have incredible capabilities in China. Pfizer has built them over 30 years. We benefit from that. We have 5,000 commercial colleagues. We’re consistently rated as the #1 sales force in China. We have leadership positions. We have the first-ever GMP-certified manufacturing site in China. So we really have capabilities that we can build on. And also regulatory forms in China are positive which would allow us to bring the Mylan pipeline faster to China than we would have been in the past. So long term, mid- to long term, we see growth opportunities here. Clearly, as you pointed out, near term, there are some headwinds, some volume-based procurement. Let me just play out the numbers a little bit more for you. First quarter, as we reported, we did 46%, as the market -- 8 underlying power that we have, but also with the market preparing for the implementation of volume-based procurement. Second quarter, as expected, we declined 20%, but let me break that down for you a little bit months-by-months. The first month of the quarter was down 37% year-on-year. The second month, 27%. The third month, we grew 8%. We’re back to growth, and we’ll see some of that growth continue into the third quarter. So we know exactly what happens when these tenders happen in cities. This was only 11 cities, which are about 40% of our revenue. We know -- we think of it as a rebasing, and then we can grow from that basis, and especially we’ll bring the Mylan portfolio in, and this will be very powerful. We fully expect -- you asked about 2020. We fully expect this pilot to extend to all 31 provinces in China over the course of this year and next year. And we expect the business to rebase, let’s say, over the next 1 or 2 years and then we can grow from the bases. And the last point I want to make is -- and it shows the power of this new company and this combination, is not only that we have a pipeline we can bring to this market. For the combined company, China represents 11%. So any kind of headwind, any kind of volatility we have, the company overall has now enough levers to compensate for that, to weather through that and in the meantime rather than withdraw and continue to do the right thing to build the future. Robert J. Coury - Mylan N.V. - Chairman of The Board So just we want to add. Just because Rajiv and I have done a tremendous amount of work on China for the last 3 years, Rajiv, why don’t you outline a little bit what we’ve done and why this is going to accelerate our strategy starting from the existing business that we have? Rajiv Malik - Mylan N.V. - President & Executive Director So thanks, Michael. And David, we have been working on China for the last 3 years ever we acquired Meda slowly and slowly building up and dropping in some brands over there. And our business in China today is growing high double-digit with few products like Dona, Elidel and Sebivo driving the growth. So same time, we have been building the pipeline. Dymista, our recently extending our rights of YUPELRI -- extending the rights to China. And more importantly, this QCE opportunity that China has opened up inviting overseas companies to bring in the products, there are list of 34 products to shortlist where they are looking for more players to come in the market. We have been preparing that portfolio. Now that pipeline is getting expedited. As we plan for integration, as we plan our next moves in R&D, we are taking into consideration the powerful platform -- commercial platform which Pfizer brings. So if I have to look into the next 1, 2 years, there will be some low-hanging opportunities where Mylan portfolio will get much wider footprint. At the same time, we will be building up the pipeline, and we will be a preferred partner to many of the companies, which have -- where the pipeline is already towards completion, while our pipeline takes maybe a couple of years to come in. Robert J. Coury - Mylan N.V. - Chairman of The Board And just the last point. I mean if you really look at the 2 companies, Upjohn by itself didn’t have the engine, I would tell you, that Mylan brings. If you want to really want to look at what this combination is, we are bringing the engine to Upjohn but especially in China. And in China, let me tell you why we will be the partner of choice. Not only are we uniquely situated, but there’s a lot of companies that want to do business in China. Not all companies actually have all the coverage necessary in China. We believe that there’s going to be significant top line synergies by our ability to offer that commercial platform to others who do not have access in China. So not only do we have a portfolio that was already ready to go, a 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call substantial product portfolio, we can now put through the Upjohn platform to get approved, but we also have another -- other type of mitigating offsets. When I say partner of choice, in China, compliance is a very, very important issue. And if you’re going to bring a product -- I can tell you we’ve done transactions where we bid less than our competitors. We received the RFP not because of really any other reason other than the fact that a company is willing to accept less just because of our Western compliance mentality. This opportunity in China and the growth potential that’s over there is huge. Upjohn, by itself, did not really have some of the mitigating offsets where Mylan brings these mitigating offsets. You should know that in the -- in our starting numbers anticipating to close this transaction, let’s say, in the third quarter of next year, we have fully incorporated additional reduction of LYRICA. We fully incorporated further changes in the China system in terms of what we see coming. And -- but because we have a number of mitigating offsets, the way I see this rolling out is in the first couple of years, we’re going to continue to deleverage and immediately return capital to shareholders. And the years 3 to 5, you’re going to see the synergies all roll in. You’re going to find total stability in both our revenue, our EBITDA and our free cash flows, while we’re returning capital during those first 2 years while we’re returning capital and delevering. In the next 3 years, while the synergies roll in, we’re going to be investing heavily in the pipeline. And when you look at the cash flows, the fact that we believe that our at least 25% is not only going to pay an attractive dividend -- when you look at everybody else on that one chart to the left and to the right. I mean right now, at our current stock price, if we just do the calculations, you’re looking at maybe a 4% roughly approximate dividend only to grow. And if you take a look at 25%, you take a look at the other 75%, you take a look at $4 billion of free cash flows, you take a look at around $500 million of CapEx, and you -- so you got, let’s say, roughly about $1.2 billion of dividend, $500 million, you’ve got about $2.3 billion. Ken, I think our scheduled paydown is what -- about $1 billion? Kenneth S. Parks - Mylan N.V. - CFO $1.5 billion. Robert J. Coury - Mylan N.V. - Chairman of The Board About $1.5 billion. We have substantial excess free cash flows to give us the right type of cushion for what we believe the strategy is going to be short, medium or long term, which is return of capital to shareholders. It’s now time that Mylan makes the shift, and we are committed. Operator Your next question comes from Elliot Wilbur from Raymond James. Elliot Henry Wilbur - Raymond James & Associates, Inc., Research Division - Senior Research Analyst Congratulations to both teams on an innovative creative transaction. Looks to be a win for both companies. And congratulations to Heather on her retirement. We’ve known each other for a long time. Just want to say thanks for your patience and your willingness to share your knowledge over the years. So my question is with respect to the Upjohn business as it’s currently configured, it’s basically a conduit for Pfizer LOE assets that, well, frankly have kind of lost exclusivity in the U.S. and still have growth opportunities sort of outside the U.S. But ultimately, it’s a fixed portfolio, and these assets sort of all have finite life. So how do we think about your ability to sort of generate growth from this portfolio currently being acquired over in a medium- to longer-term horizon? Is there any sort of component of the transaction that would give Upjohn or the NewCo sort of optionality on Pfizer products that may be going off-patent in the U.S. and sort of have similar profiles to the existing product portfolio? 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call Michael Goettler - Pfizer Inc. - Group President of Upjohn Sure. Thank you, Elliot. Let me address what you said about. You called it a conduit for LOE asset with a finite life, and I would disagree with that. So as we set up Upjohn, we particularly picked the portfolio of Pfizer products that are LOE or have gone recently LOE, and we looked at where are the sources for growth for these products. And the big market trend that we saw was increasing demographic trends, expansion of the urban middle class, the desire of patients in mostly the emerging markets and in China to have access to better-quality, trusted brands. We saw the rise of noncommunicable diseases -- 70% of patients in the world die from noncommunicable diseases, and 80% of those deaths come from the emerging markets. And that’s where we saw we could make a difference, and that’s where we saw opportunities. What you see in the numbers that we’re reporting is, of course, overshadowed by a huge LYRICA LOE and other washouts. We think that from the lower base there is definitely growth opportunity there, and that’s what we optimize the portfolio to. Now if you look at combining the 2 companies, that’s where the magic comes in because we have a commercial footprint that’s very much focused on China, on emerging markets. Mylan has a completely different footprint. So now we can bring the 2 together. And I absolutely believe that in the emerging market in China, Mylan products can benefit from the commercial footprint that Upjohn brings. On the other hand, I think there is opportunity also for the Pfizer -- legacy Pfizer Upjohn products to benefit from the incredible tendering and contracting capabilities that Mylan has in the developed markets. So it’s truly synergistic. And maybe, Rajiv, you have some additional comments. Robert J. Coury - Mylan N.V. - Chairman of The Board Frankly it’s therapeutic categories we’re going to bring to the market. Rajiv Malik - Mylan N.V. - President & Executive Director Elliot, as you know, we have been in the process of building our commercial presence in many of the emerging markets. This coming together, especially in the markets like Brazil, Mexico, Russia, South Africa, South Korea, and I can keep on counting them, this is the immediate opportunity where the cross-pollination and dropping it off to Mylan portfolio can further enhance, and we can leverage the commercial strength of this combination much more than on a stand-alone basis. That’s one. Second, the pipeline of the biosimilars. Now we have a -- I think our commercial presence in these markets will be much better prepared to deliver more than we could have done on a stand-alone basis. So if we [take those synergies] (corrected by company after the call) and find those pockets of the growth, this will be definitely more than offsetting the pressure on some of the LOEs which you were talking about. We remain very -- we see a lot of opportunity, and we continue to be in a planning phase. We’ll look for those opportunities where not only the revenue synergies, but actually -- when we deploy this pipeline how can we do with the same platform more than on a stand-alone basis. Heather Bresch - Mylan N.V. - CEO & Executive Director And Elliot, I just want to say thank you for your kind words. And I look forward to hopefully continue to cross paths in some capacity. Operator Your next question comes from Gregg Gilbert from SunTrust. Gregory B. Gilbert - SunTrust Robinson Humphrey, Inc., Research Division - Analyst This is for Robert as well as Albert. Can you talk about how you decided what to include versus not include in the combination? I’m guessing, Robert asked for injectables and biosimilars, and, Albert, you said no. But I’m curious, for both of your perspectives sort of how you ended up where you did. And as a part 2, I didn’t hear much about vertical integration that’s been important to the Mylan history. Robert, perhaps you can talk about whether vertical integration is a key part of the synergies or not as you shift to more of a commercial focus. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call Albert Bourla - Pfizer Inc. - CEO & Director Thank you, Gregg. And actually, there was no -- any discussion like that. Upjohn is very well defined, and all the discussion was how the capabilities of Upjohn could make sense to be merged with the capabilities of Mylan, how they fit together to create -- can create a much bigger value than it’s one of the 2 separate. And there’s no doubt that this combination creates dramatically more value than any individual of these 2 components could create on itself. Robert J. Coury - Mylan N.V. - Chairman of The Board I mean, I would say, not only do I agree with what Albert said, but I was actually extremely, extremely pleased to find out what actual assets they put in Upjohn, because it fit us like a glove. It would have taken us, I kid you not, Gregg, probably another 3 years to get to this place. We were moving in this direction. But this has not only accelerated our ability to complete and get there today literally, after the announcement of this transaction we will have everything that we need. But at the same time, it really strengthens our financial and our balance sheet profile. So when you take a look at -- scale does matter in a health care industry. And if you take a look at some of the overhang that our industry has been suffering with all the price fixing and all the opioids and some of the other stuff, with this new scaled balance sheet, it just puts us in a complete different profile. And I believe a lot of that overhang is going to be lifted all by itself. So look, scale does make a difference. So not only did this complete the strategy, but it just gave us a completely new different profile and, hence, why we have the confidence to change the business model to return capital to shareholders immediately. Rajiv Malik - Mylan N.V. - President & Executive Director And I think there was a question, Robert, about the vertical integration. And Gregg, definitely, vertical integration will be continued one of the driver of synergies and will leverage our network, not only just Mylan network, but also the very strong supply network, which is coming along with Upjohn. There’s another opportunity for us to do more with that. Robert J. Coury - Mylan N.V. - Chairman of The Board And lastly, on the synergies. I do want to say we do not have presently top line synergies in our estimation, in our models. And I think that that’s critical because I’m telling you the real exciting part for us is the top line synergies. Operator Your next question comes from Ronny Gal from Bernstein. Aaron Gal - Sanford C. Bernstein & Co., LLC., Research Division - Senior Research Analyst Congratulations to Mylan on a nice quarter, and I want to add my congratulations to Ken and Heather and thank them for the service to the company. I really appreciate our interaction over the years. Just want to come back a little bit to this governance issue and just come and go over a couple of specific, and I wonder if you can just -- let us just affirm a couple of things for us. First, before Mylan went to Europe, you were stakeholder companies. Can you just confirm to us you’re going to be a shareholder company and not a stakeholder company under the new regime? Second one is the current Mylan Board rules include a few items which make it hard to get shareholder involvement like allowing only Board members to nominate new Board members. Can you confirm to us that, that none of that will be part of the new companies? And then on the operations, Mylan has the policy of paying its executives the 75% of the industry. Is this going to continue to be the policy? And lastly for me, for Ken, I noticed the projections for 2020 are for adjusted EBITDA, the $7.5 billion to $8 billion. Is this adjustment solely for the merger or some of the traditional adjustments on the Mylan -- of the Mylan pro forma are still carry on to NewCo? 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call Robert J. Coury - Mylan N.V. - Chairman of The Board I’m going to let Ken answer that last question first. Kenneth S. Parks - Mylan N.V. - CFO Sure, Ronny, and thank you for the comment, and thank you for the comment at the beginning as well. Yes, the 2020 adjusted EBITDA does include the typical adjustments that we’ve disclosed and call out and outlined in our press release. So it is on the same basis as we had been reporting Mylan in the past. Robert J. Coury - Mylan N.V. - Chairman of The Board But you can rest assured, Ronny, when we get together with you, one of the things that I’ve heard from analysts and from some even the buy side is about transparency. You have my commitment that we will be meeting with you and other analysts and some of our buy sides, some of our larger shareholders, to work together, to try to figure out, to make sure because if we don’t show you and really get into the details about how to model our business, then you’re going to be left on your own. And this truly -- this transformational transaction that really transforms Mylan as a company, not our strategy, but Mylan as a company, which I’ll get to governance, what I’m saying is we are going to sit with you and we’re going to come up with the right way to profile this very unique company that’s really an n-of-1. And the other thing that you’re going to find, I believe, that our comparators are going to be more as a consumer. When you take a look at our cash flows, when you take a look at the sustainable, when you take a look at the sustainable free cash flow that could be generated over the long haul, short and long, you’re going to find that our comparables are going to be more like a consumer, more like an animal health, but the only difference between their models and ours is theirs is cash pay and ours is reimbursable. So I don’t think that there’s going to be another -- you’re not going to find a reimbursable model that has such a sustainable cash flows. And the only way I can compare it now that we’ve created this profile is more the consumer and animal health. In terms of corporate governance, so look, Ronny, I think all of our shareholders know one thing. I don’t make up things. So if I tell you I’m going to do something, it’s done. So let me just be clear. I would have never come back to the United States if I did -- if we weren’t ready to turn this company back over to shareholders. If you ask me what the big, big -- this is like Alice in Wonderland from a governance structure of where we come from, Pennsylvania, Netherlands, now to go to Delaware. You can’t get any more shareholder-friendly than Delaware. We put together a governance structure that is absolutely aligned with Delaware applicable law. We are extremely -- I work with Pfizer very closely, and they weren’t easiest people to work with, I’d tell you that, when it came to corporate governance. But I found like there had to be a lot of give and take with Albert and myself. And I think we really reached a right place. We are committed. I don’t make (expletive) up. You know that. All I’m telling you is if we come back and we are truly going to -- not only we are shareholder-friendly structure company now, but the way we’re going to return capital to shareholders from day 1, you’re going to see it’s -- and in terms of the election of directors, it’s all back to standard Delaware shareholder-friendly structure. Operator Your next question comes from Umer Raffat from Evercore. Umer Raffat - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research Congratulations on the deal. Robert, first one for you. And I know you’re a big-picture guy. How did you get comfortable with the China pricing concerns? And how are you thinking about whether we get a Lipitor-like moment on some of the other key brands in China? And second one, if we still have the Pfizer folks on the call, I wanted to run their operating margin by them. They mentioned mid-30s for 2020 off of $40 billion top 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call line. And if you run down the disclosed Pfizer financial and what’s being divested, you’d normally get to about 30% to 32%. So I almost wonder, is there an allocation of cost that’s slightly different than what we’ve seen on Upjohn in the past? Robert J. Coury - Mylan N.V. - Chairman of The Board You want to take that Pfizer first? Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations Sure. So Umer, your calculations are right, low 30s on operating margins, but what we said is we think we now need to pivot to income before taxes as the metric we should use and put that over revenue to compute the percentage where you get to the mid-30s. And the reason for that is if you look at some of our recent actions, for example, the Consumer joint venture, we’re shifting income from, I’ll call it, above the operating income line to below the operating income line. If you look at the Array acquisition, we’re going to be receiving royalties that will hit below the operating income line. And that’s in addition to things like the dividend, for example, and the royalties we’ve been receiving from XTANDI for overseas sales. So the mid-30s is calculated based on that income before taxes, which includes the impact of other income. That’s why there’s a difference in the calculation. Robert J. Coury - Mylan N.V. - Chairman of The Board And Umer, first, thanks for the question. And I have to tell you, it wasn’t a complicated understanding. I actually think that when Albert found out how much work I was doing in China, I mean it was from like second one our vision was aligned, our strategic strategy aligned, our ultimate objective aligned. I mean there was so much alignment because of all the work that we’ve done in China. So everything that I saw that they have, everything I knew that we were doing, it’s -- this is not even stress. This is a real opportunity to bring an engine to this commercial portfolio. They have a position in China that really is of envy. I have to tell you it’s of envy. The coverage that they have in China, even other Western companies that are in China do not necessarily have their footprint or coverage. And you remember, China is a developing market. So when I say developing, unlike the United States that’s developed, when you are working in a developed market, you have limitations. When you’re working in a developing market, you have a tremendous amount of opportunity. You can rest assure that China and the growth that we see in the whole Asia Pacific region is going to play a huge part as we look out into the future. So when I saw everything and all the changes that were occurring in China, we were well aware of everything that was happening in China. We knew exactly what levers to pull for the offsets that we can bring to the Upjohn organization because you’re going to see that China will not be by itself. When we talk about our future reporting, just to give you a little headline, it will probably be look like developed markets, the emerging markets and then you’re going to have the Asia sector. In Asia, China is only going to be one. You’re going to have Japan. We’re thinking about Korea and all the other markets. So there are so many -- there’s so much more mitigating offsets to what’s happening in China that I think Upjohn by themselves, in my humble opinion, I think would’ve faced more pressure than the soft landing and ready, now the potential to return to growth throughout the whole organization because that asset is no longer isolated. It’s now part of even a much larger global platform. Michael? Michael Goettler - Pfizer Inc. - Group President of Upjohn And just to add a couple of things, Umer. I mean just to point out, Mylan itself also has a 500 people strong organization in China, so they are not naive about this market. We had a very open, a very transparent discussion about what’s going on and what the outlook is. And we fully expect a contraction next year. That’s what’s reflecting in our guidance. We know that. But as Robert pointed out, this is a developing market, and there’s still huge opportunity. Just to give you again one number. A simple disease like hypertension, you have 300 million patients in China -- 200 million rather than 300 million patients aren’t even treated or diagnosed yet. So there’s a large volume play in addition to everything else going on. We think after rebasing we can fully participate in that and that with the Mylan pipeline even more. If you look at the Upjohn basically was a player in 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call cardiovascular, CNS, pain, a little bit of urology, but the big disease you want to go after is respiratory. You want to have diabetes. You want to have oncology, and that’s all things that the Mylan pipeline provides. Operator Your next question comes from Gary Nachman from BMO Capital Markets. Gary Jay Nachman - BMO Capital Markets Equity Research - Analyst Congrats on the deal as well. When you think of the expected mix for NewCo at close, what would your ideal targets be for both product and geography in 3 to 5 years? How much lower could the U.S. generic business potentially be over time since that’s really been the biggest drag on Mylan’s overall valuation? And then, Robert, if you do strategic M&A going forward, what are the areas you’d be focusing on after you delever to the 2.5x target? And are you thinking of any divestitures of any businesses potentially at close of the deal, whether product or geography, if you think those don’t make sense for the new company? Robert J. Coury - Mylan N.V. - Chairman of The Board Well -- and what Michael went over when he went over the slides, I think, we’re now down to only 15% of our entire business, which is unbelievable for Mylan to make this statement, but down only to 15% of the U.S. generics. Frankly, I don’t want to go any lower. I just want to replace the product portfolio with a much more higher-quality portfolio, but I don’t want to go any lower because the U.S. still is a very lucrative, very valuable market. So I would prefer not to go any lower. I don’t -- I think we’ve diversified enough. I think we’ll just continue to enhance the quality of that portfolio. And in terms of -- what was the second one about diversity? Or no, it was about. Kenneth S. Parks - Mylan N.V. - CFO Divestitures, divestitures of business. Robert J. Coury - Mylan N.V. - Chairman of The Board So here’s what I would keep you guys focused on. Listen, this is -- I think this is just the beginning of unlocking value. I don’t even think we’re even close to the type of value that we can unlock. Because with this announcement today, when you have a real solid presence like a real presence in the Asia Pacific region, wait till you see the capital that’s available on the Asia Pacific region side. Fully, you should expect the continued growth of that Asia Pacific region. And I do believe that we’re going to be supported by Asia Pacific capital. There are many institutions that have already approached that want a piece of what we’ve created. And I can only tell you that again because I have a 3-, 4-year runway, Rajiv and I, that we spent so much time over there, we already kind of sort of know the next 1 or 2 steps where we can go to even further unlock the value, not just for this transaction, but as a result of this transaction we’ll have access to capital in that region that we would have not had otherwise. Rajiv Malik - Mylan N.V. - President & Executive Director Just to complement on the mix question both geographically and product types. I mean, I would say actually what we have is pretty awesome. You look at the distribution of roughly half developed markets, half Asia and emerging, that gives you a good balance in terms of diversification, stability as well as opportunity to participate in growth. And on the product side, you have about 1/3 generics, only 15% U.S. generic, as Robert pointed out. And you have a portfolio that anywhere in the world can play on the entire spectrum of health care. You have generics, you have brands, you have OTC, you have biologic and we can twist and turn that by market and adjust it to local market needs, but it’s a very powerful mix of a portfolio. 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call Robert J. Coury - Mylan N.V. - Chairman of The Board Right. And we are starting off structuring the company in a way where we can absolutely keep our options open, Gary. Operator Your next question comes from Navin Jacob from UBS. Navin Cyriac Jacob - UBS Investment Bank, Research Division - Equity Research Analyst of Specialty Pharmaceuticals and Large Cap Pharmaceutic A couple questions, if I may. One for the Pfizer team. Albert, over the past few years when Pfizer was discussing a split-up of the company, whether to split or not, one of the talking points was that the Established group at that time would not be considered for a split because of the declining multiples in the spec pharma generic space. And eventually, you folks didn’t split the business and have gone down a path of increasing the innovation -- Innovative business now and then created the Upjohn unit, which you’re now spinning off. But I guess the question is, the multiples from the time when you were saying that you weren’t going to split, the multiples of spec pharma generics have only declined even further to the point that Mylan was trading at a very, very cheap multiple. And conversely, Pfizer’s multiple has increased. And so what changed wherein it made more sense now to spin off the Upjohn unit into an environment where there’s single-digit multiples, low single-digit multiples, for that matter? That’s number one. And then for the Mylan folks, very strong quarter on cash flows. You reiterated guidance. Just wondering just for the second half just the -- how those cash flows may phase in for Q3 and Q4, please. Robert J. Coury - Mylan N.V. - Chairman of The Board Why don’t we take the Mylan one first because that’s an easy one. Ken? Kenneth S. Parks - Mylan N.V. - CFO Yes. So Navin, you know that we talked about over the last few months how our cash flows are heavily back-end-weighted every single year. And in fact, over the last 4 years, we’ve generated about $1.5 billion of our total annual cash flow in the third and fourth quarter. What I would tell you is like in the commentary that I had earlier in the call, it’s probably going to be a little bit more heavily weighted to the fourth quarter than the third. I don’t think that’s going to be overly imbalanced. But what I will tell you is that, as we continue to work on working capital velocity initiatives, many of those come to fruition really in the fourth quarter sort of weighted a little bit more heavily to the fourth quarter versus the third. Albert Bourla - Pfizer Inc. - CEO & Director So let me say, first of all, that we spoke a little bit about multiples. But this has nothing to do with any type of financial engineering. This deal has to do with creating value in excess of what Upjohn value has within Pfizer or in combination with Mylan. And actually from Mylan’s perspective, it’s exactly the same, creating value in excess of what Mylan is worth right now compared with combination with Upjohn. The internal separation of Upjohn for operational reasons, not for any type of financial engineering, was a significant theme in the value-creation thesis, when we announced its creation. Upjohn has a very different business model than remaining Pfizer. And that’s why we felt that a substantial autonomy was essential for its success. Now we have to compare this compared to the opportunity to create even more value by putting the 2 together, and we spent the last 1 hour explaining the substantial benefits that both companies are seeing by putting together this combination. So my answer it is that this is a great deal for Upjohn because it transforms to create a much more substantial value for their business model. And when it comes to the remaining Pfizer, it is not about again financial engineering. It is about growth. It’s not about size actually. It is about growth. And the way I see it is that a good gardener 22 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call always prunes the tree at the beginning of spring. And this is exactly what we do with Pfizer. Create this autonomy right now in Upjohn, and we have the Pfizer, but we’re going to be a very different model position for industry-leading growth. Robert J. Coury - Mylan N.V. - Chairman of The Board And the only thing I would complement, Albert, just to say I don’t -- first of all, I want to welcome the Pfizer shareholders. I don’t think you would have done this transaction -- or I don’t think without you knowing my commitment, especially to that dividend, okay. I think we would have not done this transaction if you didn’t know that myself and our Board of Directors weren’t going to be committed to that capital return to shareholders starting with that dividend and to also give them upside potential. So I couldn’t agree with you more in what you’ve said. Melissa Trombetta - Mylan N.V. - Head of Global IR Operator, we’ll take our last question. Operator Your final question comes from Akash Tewari from Wolfe Research. Akash Tewari - Wolfe Research, LLC - Director of Equity Research & Senior Research Analyst Congrats on the deal. So based on the math that you released, it suggests that U.S. generics will contribute about $2.4 billion to $2.5 billion in revenues in 2020, which I think is a bit lower than what investors were expecting. Is there a potential that the newco could beat that number? And what does that imply for price and volume erosion going forward? Additionally, does that bake in any divestments from an FTC perspective? And then it looks like in emerging markets, Lipitor was down 40% quarter-over-quarter. If China is roughly a $2 billion business, how big is the net impact of this rebasing? And how would that affect the long-term growth rate of the business going forward? And then finally, how much additional corporate expense from Pfizer’s corporate allocation was put into the NewCo? Our math is suggesting about $1.2 billion. Does that sound about right? Kenneth S. Parks - Mylan N.V. - CFO So on your first part of your question, look, I think we can probably help you with the math, if we need to do that, after the call. But what I would tell you is we’re anticipating the U.S. generics business by volume to be relatively -- volume and revenue volume to be relatively flat year-over-year going from 2019 to 2020. We do have baked in the impact of the pipeline and the new product launches. And we also are anticipating high-single-digit price erosion, just like we’ve seen on that part of the business this year. So it should contribute about the same on the top line as it does in 2019. Michael Goettler - Pfizer Inc. - Group President of Upjohn Very quickly on Lipitor, the numbers I have is $622 million for the first quarter, $407 million for the second quarter, so about a $200 million drop. Robert J. Coury - Mylan N.V. - Chairman of The Board And in terms of the corporate expense, actually, there were -- Upjohn by itself, there were TSA agreements that were put in place with Pfizer. Quite frankly, that’s one of our immediate synergies because the numbers that I -- that we looked at actually had those costs in there. But because we have the infrastructure already in place, that’s going to be immediate synergy for Mylan in year 1. 23 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JULY 29, 2019 / 12:30PM, MYL - Q2 2019 Mylan NV Earnings and Proposed Combination with Upjohn, a Pfizer Division Call Melissa Trombetta - Mylan N.V. - Head of Global IR Well, thank you for joining us today. That concludes our call. Operator Ladies and gentlemen, this does conclude the analyst and investor call to discuss the proposed combination of Mylan and Upjohn, a Pfizer division. Thank you again for your participation. You may now disconnect. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2019, Thomson Reuters. All Rights Reserved. 12638067-2019-07-30T16:32:14.403 24 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

ADDITIONAL INFORMATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Upjohn Inc. (“Upjohn”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of Upjohn from Pfizer (the “proposed transaction”), Upjohn, Mylan and Mylan I B.V., a wholly owned subsidiary of Mylan, (“Mylan Newco”) intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Upjohn expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s and Upjohn’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards, or on an adjusted basis (“Non-GAAP measures”); the integration of Mylan and Upjohn being more difficult, time consuming or costly than expected; Mylan’s and Upjohn’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Upjohn; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan and Upjohn’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market and/or sell products directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of such proceedings on Mylan’s and Upjohn’s consolidated financial condition, results of operations and/or cash flows; Mylan’s and Upjohn’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of the business of Mylan or Upjohn; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. You can access Pfizer’s or Mylan’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan or Upjohn undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.